OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 26, 2017

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer ETF Trust (SEC File 811-21993)

Dear Mr. Cowan:

Thank you for your comments, provided by email correspondence on October 2, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer ETF Trust (the “Registrant”), with respect to its series Oppenheimer Emerging Markets Revenue ETF, Oppenheimer Global Revenue ETF, Oppenheimer International Revenue ETF, Oppenheimer ESG Revenue ETF, Oppenheimer Global ESG Revenue ETF, Oppenheimer Large Cap Revenue ETF, Oppenheimer Mid Cap Revenue ETF, Oppenheimer Small Cap Revenue ETF, Oppenheimer Financials Sector Revenue ETF and Oppenheimer Ultra Dividend Revenue ETF (each a “Fund” and together the “Funds”), filed with the Securities and Exchange Commission (the “Commission”) on August 25, 2017 (accession number 0000728889-17-001395). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein. Unless stated otherwise, the comments and responses apply to all of the Funds.

PROSPECTUS (Part A)

1.	Including OFI is in the name of each Underlying Index raises potential self indexing concerns, therefore, if OFI is not the sponsor, please explain why OFI’s name is in the name of the Underlying Index.

Registrant believes that including “OFI” in the name of the Underlying Indexes is a benefit as it contributes to the marketing of the Funds. However, Registrant does not create, compile or maintain the Underlying Indexes, nor does it believe that its name in the Underlying Indexes is indicative that it “sponsors” the Underlying Indexes.

2.	The Registrant should include any index license or sub-license agreement to which each Fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

The parties to the index license agreements are the investment adviser and the index providers. There is no “other material contract” regarding licensing to which the Funds are a party.

Fund Summaries

3.	In the first paragraph, the first sentence states that the Fund seeks to achieve its investment objective to “attempting to replicate the portfolio” of the Fund’s Underlying Index. Please use the phrase “seeking to track” or “correlate” to its Underlying Index.

This sentence has been revised to conform to the language of the Fund’s investment objective, stating that the Fund “seeks to provide investment results that correspond generally, before fees and expenses, to the performance of the Underlying Index.” We believe that the term “correspond generally” is substantially equivalent to “seeking to track” the Underlying Index or “correlate” to the Underlying Index, and accurately describes each Fund’s objective, consistent with the Funds’ exemptive order dated December 30, 2013 (Rel. No. 30849) and the related exemptive application, as amended (together, the “Exemptive Relief”). Moreover, the Principal Investment Strategies states that the Fund’s intention is to replicate the constituent securities of the Underlying Index as closely as possible.

4.	Briefly explain the phrase “revenue earned, subject to certain asset diversification requirements.” It is noted that a more detailed discussion is included later in the prospectus.

. The disclosure has been deleted.

5.	Please provide supplemental information on the construction of each Underlying Index in the form of an index methodology rule book or similar documentation.

Supplemental information on each Underlying Index has been provided.

6.	In the first paragraph, we note that “The Fund may invest up to 20% of its assets in other securities not included in the Underlying Index and cash and cash equivalents, including shares of money market funds advised by affiliates of the investment adviser.” Please add disclosure clarifying that any such investments will be made subject to the investment adviser’s belief that the investments will help the Fund track the Underlying Index. Please also supplementally clarify how investments in money market funds will help the Fund track the Underlying Index.

The disclosure has been revised. The disclosure is intended to reflect circumstances in which the Fund holds a de minimis amount of cash (for example, from purchases) and invests it overnight in a money market sweep vehicle. The Fund does not anticipate investing long-term in cash or money market funds.

7.	With respect to the Oppenheimer Emerging Markets Revenue ETF, in the third paragraph, we note that “It [the Underlying Index] may include securities of foreign companies other than emerging market companies, including European companies…” Please reconcile this with the disclosure that states the Fund will, under normal market conditions, invest “at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers that are economically tied to an emerging market country.”

The disclosure regarding securities of foreign companies other than emerging market companies refers to the Fund’s ability to use American depositary receipts (“ADRs”) and global depositary receipts (“GDRs”) if necessary to improve liquidity of the Fund.

8.	Please specify the Fund’s portfolio securities’ correlation to the Fund’s Underlying Index constituents.

The Fund’s investment objective is to seek to provide investment results that correspond generally, before fees and expenses, to the performance of the Fund’s Underlying Index. In addition, the Fund’s Principal Investment Strategies section states that under normal circumstances, the Fund will invest at least 80% of its net assets in securities of companies included in the Underlying Index. Moreover, to the extent the Fund invests up to 20% of its assets in other securities, such investments are intended to help the Fund track the Underlying Index. Therefore, the Registrant believes the disclosure sufficiently describes the manner in which the Fund’s portfolio securities will be highly correlated to the Fund’s Underlying Index constituents..

9.	The Fund states that it “will typically concentrate its investments in a particular industry or group of industries to approximately the same extent that its Underlying Index is concentrated…” Please state whether the Underlying Index is concentrated or not, and add relevant risk disclosure regarding any industries in which the Underlying Index is concentrated. In addition, please consider removing the word “typically” in the sentence.

The Registrant respectfully declines to state whether the Underlying Indexes are concentrated; however, relevant risk disclosure regarding specific sectors in which the Underlying Indexes may be concentrated has been added. In addition, the Registrant respectfully declines to remove the word “typically” from the referenced statement, there may be circumstances in which a Fund does not concentrate its investments to the same extent as its Underlying Index, for example, due to the use of a representative sampling strategy.

10.	The name of the index provider is not included in the name of each Underlying Index, which raises potential self indexing concerns. Therefore, please explain why the index provider’s name is not in the name of each Underlying Index.

Registrant believes that having its name in the Underlying Indexes, and not including the name of the index provider, better contributes to the marketing of the Funds. However, Registrant does not believe that this is indicative of self indexing.

11.	Please confirm that the Fund, investment adviser and their affiliates are not and will not be in possession of any non-public information regarding the index methodology and screening criteria of each Fund’s Underlying Index. Please disclose that neither the investment adviser for its affiliates has any discretion to select an Underlying Index’s components or change an Underlying Index’s methodology.

At the time of an index rebalance, the investment adviser and their affiliates will not be in possession of any material non-public information regarding the index methodology and screening criteria of a respective Fund’s Underlying Index. The investment adviser or its affiliates do not have discretion to select an Underlying Index’s components or change an Underlying Index’s methodology. This information has been disclosed.

12.	If applicable, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

This disclosure has been added.

13.	Please include “Passive Investment Risk.”

This disclosure has been added.

14.	With respect to the Oppenheimer Emerging Markets Revenue ETF, please consider whether Eurozone Investment Risk is appropriately included as a principal risk, in light of the fact that the Fund invests primarily in equity securities of issuers that are economically tied to an emerging market country.

This risk has been moved to the “Other Strategies” section.

15.	In the paragraph titled Securities Lending Risk, please specify the potential adverse tax consequences to the Fund in connection with securities lending in more detail in statutory prospectus disclosure.

The disclosure has been revised in the statutory prospectus. The Registrant notes that disclosure regarding potential adverse tax consequences to the Fund in connection with securities lending is included in the SAI under “Taxation of Fund Distributions” and “Tax Treatment of Portfolio Transactions.”

16.	With respect to Oppenheimer Emerging Markets Revenue ETF, Oppenheimer Global Revenue ETF and Oppenheimer International Revenue ETF, please confirm supplementally which broad-based securities market index will be used in connection with showing the Fund’s performance in the future.

The broad based securities market index is anticipated to be the MSCI Emerging Markets Index for the Oppenheimer Emerging Markets Revenue ETF, the MSCI ACWI for the Oppenheimer Global Revenue ETF, and the MSCI EAFE Index for the Oppenheimer International Revenue ETF.

17.	With respect to the Oppenheimer Global Revenue ETF and Oppenheimer International Revenue ETF, the third paragraph states that “It may include securities of foreign countries other than developed and emerging market countries…” Please delete the phrase “other than developed and emerging market countries” because there is nothing other than those terms.

This disclosure has been revised.

18.	With respect to the Oppenheimer Global Revenue ETF, the third paragraph states that “Consistent with the attributes of the Parent Index, the Fund invests in issuers that maintain their principal place of business or conduct their business activities outside the U.S…” If trying to satisfy the “economically tied” test, please be more specific, by stating that the Fund invests “significantly,” “primarily” or “a majority of” its assets in these issuers.

The Adopting Release for Rule 35d-1 indicates that the term “global” connotes diversification among investments “in a number of different countries throughout the world.” See Investment Company Names, Rel. No. IC-24828, note 42 (Jan. 17, 2001) (“Adopting Release”). While Commission staff has indicated to fund registrants that one way to describe how a fund using the term “global” will invest globally is to invest at least 40% of its assets outside the United States, the Commission has acknowledged in discussions with the Investment Company Institute that this approach is not compulsory. See Memorandum from the ICI on SEC Staff Comments on Fund Names (June 4, 2012). In light of the Staff’s acknowledgement, and consistent with its comments in note 42 of the Adopting Release, we believe the following disclosure, in relevant part, expressly describes how the Fund intends to invest globally:

The Fund seeks investment results that correspond generally, before fees and expenses, to the performance of the Underlying Index….The Underlying Index is constructed using a rules-based methodology that re-weights the constituent securities of the MSCI All Country World Index]….”

Because the Fund seeks to replicate the Underlying Index, which is constructed by selecting companies from within the MSCI All Country World Index, the Fund will necessarily include investments that are tied economically to a number of countries throughout the world. Therefore the Registrant respectfully declines to make this change.

19.	With respect to Oppenheimer ESG Revenue ETF and Oppenheimer Global ESG Revenue ETF, please confirm that 100% of the investments in the Underlying Index satisfy ESG criteria. In addition, each Fund should have an 80% policy regarding ESG companies. Please add this disclosure.

The Registrant confirms that all of the investments in the Underlying Index satisfy the ESG criteria. The Registrant believes that ESG investing is an investment style, and that ESG is not a defined category or type of security, and therefore the Funds are not subject to Rule 35d-1. Therefore, an 80% policy regarding ESG companies is not necessary.

20.	Please provide a better explanation of how the component securities of the Underlying Indexes are weighted. Also explain how often the Underlying Indexes are rebalanced.

More detailed explanations regarding the weighting of the component securities of the Underlying Indexes and the frequency of the reconstitution and/or rebalancing of the Underlying Indexes are included in the section “The Underlying Indexes.” In addition, the terms “rebalance” has been added following the term “reconstitution” for those Underlying Indices that are reconstituted quarterly, as the Underlying Indices are rebalanced, or re-weighted, following the reconstitution.

21.	Please enhance the disclosure to include how index components are included or excluded in the Underlying Index for those Funds for which the Underlying Index is a subset of the Parent Index. Also please include the number of index components, stated as a range.

The disclosure has been enhanced, and the number of index components, stated as a range, has been added.

22.	With respect to Oppenheimer Global ESG Revenue ETF, please explain how the policy to invest 80% in the Underlying Index satisfies being “tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

The Underlying Index is composed of a subset of the Parent Index, the MSCI All Country World Index (“MSCI ACWI”). The MSCI ACWI includes securities in 23 developed and 24 emerging market countries throughout the world. Since the Fund invests at least 80% of its net assets in securities of companies included in the Underlying Index, and generally expects to be invested at least 95% of its net assets in these securities, the Underlying Index, and therefore the Fund, would be expected to invest in securities economically tied to a number of countries throughout the world.

23.	Please explain the changes being made with respect to Oppenheimer Large Cap Revenue ETF, Oppenheimer Mid Cap Revenue ETF, Oppenheimer Small Cap Revenue ETF and Oppenheimer Financials Sector Revenue ET.

Each of these Funds, along with the other Funds included in this registration statement, are implementing a unitary fee structure and an amended investment objective.

24.	With respect to Oppenheimer Large Cap Revenue ETF, Oppenheimer Mid Cap Revenue ETF and Oppenheimer Small Cap Revenue ETF, the 80% investment policy should state 80% of net assets, plus borrowing for investment purposes, in large, mid or small cap stocks, as applicable, which can be defined by reference to the Fund’s respective Parent Index.

The Registrant has revised the existing 80% policy for each Fund to clarify that it includes any borrowings for investment purposes. Each 80% investment policy includes references to large, mid or small capitalization companies, as applicable, which are defined by reference to the respective Underlying Index. The Underlying Indexes are composed entirely of securities that are consistent with the types of investments suggested by the respective Fund’s name (i.e., large capitalization securities). Therefore, because each of these Funds has a policy to invest at least 80% of its assets in the securities included in its Underlying Index, the Registrant submits that the Fund’s investment strategy meets the requirements of Rule 35d-1.

25.	With respect to the Oppenheimer Large Cap Revenue ETF, please include Large Capitalization Company Risk.

The section “Stock Market Risk” includes general disclosure about the risks of financial markets and the price of securities. Upon consideration, in light of this disclosure, we do not believe that a separate risk focusing on “large cap companies” is warranted, and therefore respectfully decline to make this change.

26.	With respect to Oppenheimer Financials Sector Revenue ETF, please state whether there are non-financial companies included in the Underlying Index. Also please clearly state the 80% investment policy in the Underlying Index and the 80% investment policy in financial companies.

There are no non-financial companies included in the Underlying Index. The Underlying Index is constructed of companies included in the Parent Index, the S&P 500® Financials Index, which is comprised of those companies included in the S&P 500 that are classified as members of the GICS® financials sector. The 80% policy states that the Fund will invest 80% of net assets in “financial companies included in the Underlying Index.” Therefore, the policy relates to the Underlying Index and financial companies.

27.	With respect to Oppenheimer Financials Sector Revenue ETF, please clarify if the phrase “…such as commercial banks, diversified financial series and insurance industries” refers to the only industries in which the Fund could concentrate. Please delete the words “such as” and specify all potential industries. Include the risks of specified industries in the Principal Risks section.

The Registrant respectfully declines to specify all industries in which the Fund could concentrate, however, relevant risk disclosure regarding specific industries or sectors in which the Underlying Indexes may be concentrated has been added.

28.	With respect to Oppenheimer Ultra Dividend Revenue ETF, in light of the inclusion of “Ultra Dividend” in the Fund’s name, please review the requirements of Rule 35d-1 in connection with the Fund’s principal investment strategies. To the extent the Fund determines that it is not required to adopt a policy to invest at least 80% of the Fund’s net assets, including borrowings for investment purposes, in dividend paying securities, please supplementally explain why. In addition, please describe the strategy that relates to the word “Ultra.”

The Registrant does not believe such an 80% test is required under Rule 35d-1. The term "dividend" is not specifically addressed in the Rule 35d-1 adopting release or the Commission staff's guidance regarding frequently asked questions about Rule 35d-1.[1] As used by the Fund, the term "dividend" in the Fund's name describes a strategy and not a type of investment. Similar to the use of the term "income" in a fund's name, which the staff has stated is not subject to Rule 35d-1 because it "suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment," the term "dividend" conveys to investors that the Fund has a strategy that seeks to pay dividends and distributions to Fund shareholders.[2] Additionally, we note that currently effective series of other registrants that use "dividend" in their name have not adopted a policy to invest 80% of their net assets in dividend producing securities pursuant to Rule 35d-1.[3] Application of Rule 35d-1 to the term "dividend" would result in disparate treatment of the Fund as compared to similar registered investment companies due to the fact that other registered investment companies currently operate using the word "dividend" in their names under a standard that is more flexible or permissive than the one being proposed by the staff here.

The term “Ultra” is a synonym for higher yielding, and refers to the Fund’s methodology whereby the Underlying Index is constructed by applying a quantitative screen which selects the top securities from the Parent Index by dividend yields.

29.	With respect to Oppenheimer Ultra Dividend Revenue ETF, please explain what is meant by the statement that the Underlying Index is subject to a “maximum 5% per company weighting.”

As described in the section “The Underlying Indexes,” this phrase means that no single constituent security of the OFI Revenue Weighted Ultra Dividend Index may have a weighting greater than 5%.

30.	With respect to Oppenheimer Ultra Dividend Revenue ETF, please clarify if the phrase “…such as the utilities industry” refers to the only industries in which the Fund could concentrate. Please delete the words “such as” and specify all potential industries. Include the risks of specified industries in the Principal Risks section.

The Registrant respectfully declines to specify all industries in which the Fund could concentrate, however, the section “Utilities Industry Risk” is included in the Principal Risks.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

31.	The disclosure in this section is substantially similar in organization and content to the Registrant’s registration statement filings on June 28, 2017 and July 20, 2017, both relating to new series of the Registrant. Please apply any applicable comments from those filings.

All applicable comments have been applied.

The Underlying Indexes

32.	Please include a more concise version of the information disclosed in this section regarding the revenue weighting methodology in the “Fund Summaries” section.

Additional information regarding the revenue weighting methodology has been included in the “Fund Summaries” section.

33.	Please enhance the disclosure to explain the different between reconstituting and rebalancing.

The disclosure has been revised.

34.	Please explain the term “accelerating revenues.”

Accelerating revenues refers to revenues that are increasingly higher. This disclosure has been revised.

35.	Please confirm that any rebalancings to meet asset diversification requirements are also done at the time of quarterly rebalancings and reconstitutions.

Rebalancing to meet the asset diversification requirements are done at the time of rebalancing.

36.	In the sentence which states “These reconstitutions may take place as frequently as daily, and, with respect to Oppenheimer Ultra Dividend Revenue ETF, Oppenheimer ESG Revenue ETF, Oppenheimer Global ESG Revenue ETF, Oppenheimer Emerging Markets Revenue ETF and Oppenheimer International Revenue ETF will likely occur at least quarterly,” why are only those Funds included?

The sentence has been revised to only include Oppenheimer Ultra Dividend Revenue ETF, Oppenheimer ESG Revenue ETF and Oppenheimer Global ESG Revenue ETF. The Underlying Indexes for these funds include a subset of the Parent Index, and reconstitution is the process by which quantitative screens are applied to the Parent Index to select securities for inclusion in the Underlying Indexes. For the other Funds included in the Registration Statement, for which the Underlying Index contains all of the securities in the Parent Index, no reconstitution takes place; instead, those securities are re-weighted by revenues only in a process called rebalancing.

37.	With respect to the sentence which reads “For Oppenheimer Emerging Markets Revenue ETF, Oppenheimer Global Revenue ETF, and Oppenheimer International Revenue ETF, in the event that a company is deleted from the Parent Index in between quarterly rebalancings, the remaining companies in the Parent Index are re-weighted based on their weight in the Parent Index, when does this occur?

In this situation, the companies in the Underlying Index are re-weighted on or about the same day following the time when a company is deleted from the Parent Index.

38.	The Disclaimer that applies to all Funds except Oppenheimer Global ESG Revenue ETF, Oppenheimer Emerging Markets Revenue ETF, Oppenheimer Global Revenue ETF and Oppenheimer International Revenue ETF indicates that the Underlying Indexes are the exclusive property of VTL. Please reconcile this with comments in the “Fund Summaries” section that states the Index Provider is unaffiliated.

The disclosure has been revised.

Creations, Redemptions and Transaction Fees

39.	With respect to the section describing the order process for select Funds (T-1 (T minus 1) Next Day International Market Orders), please revise the disclosure to confirm that:
a.	The cut-off time will not be more than 24 hours before the 4 pm NAV calculation time;
b.	The basket information is made publicly available sufficiently in advance of the cut-off time so that an authorized participant has the opportunity to evaluate the basket and decide whether to submit an order to purchase or redeem a creation unit; and
c.	Creation unit purchase and redemption orders cannot come in before the basket information for that day is made publicly available (so that if an order comes in before that time, it is null and void).

On any day the relevant listing exchange and a fund are open for business, an authorized participant may place a creation or redemption order in proper form prior to 4:00 p.m., Eastern time.  Additionally, in respect of orders placed during the T-1 order window, the section “Placement of Creation Orders Outside of Clearing Process—Foreign Funds” states that the latest T-1 order window cut-off time is 5:30 pm Eastern Standard Time on any Business Day; therefore the Registrant confirms that the cut-off time is not more than 24 hours before the 4 pm Eastern Standard Time NAV calculation time. With respect to the public availability of the basket information, the Registrant’s Exemptive Relief states only requires that “Each Business Day, before the open of trading on the Fund’s Listing Exchange, the Fund will cause to be published through the NSCC the names of the instruments comprising the Deposit Instruments and the Redemption Instruments as well as the estimated cash amount (if any) for that day.” The Registrant believes that it meets this requirement set forth in the Exemptive Relief.

Statement of Additional Information (Part B)

40.	The disclosure in this Statement of Additional information is substantially similar in organization and content to the Registrant’s registration statement filings on June 28, 2017 and July 20, 2017, both relating to new series of the Registrant. Please apply any applicable comments from those filings.

All applicable comments have been applied.

Investment Strategies

41.	Please revise the “Names Policies” section to include Oppenheimer ESG Revenue ETF, Oppenheimer Global ESG Revenue ETF and Oppenheimer Ultra Dividend Revenue ETF, as these Funds are subject to an 80% investment policy under Rule 35d-1.

The Registrant respectfully declines to add those Funds to the “Names Policies” section, as the Registrant does not believe such an 80% test is required under Rule 35d-1. Please see responses to Comments 19 and 28.

Investment Restrictions

42.	Please further describe the statement that the investment restrictions may not be changed “without the approval of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund.”

The disclosure has been revised to state the following:

The investment restrictions set forth below are fundamental policies of the Funds. Under the Investment Company Act, fundamental policies are those policies that can be changed only by the vote of a “majority” of the Fund’s outstanding voting securities, which is defined as the vote of the holders of the lesser of:

•	67% or more of the shares present or represented by proxy at a shareholder meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or
•	more than 50% of the outstanding shares.

43.	Please further describe the exception for borrowing as relates to percentage limitations applying to a Fund only at the time of the transaction.

Percentage limits on borrowing apply on an ongoing basis, as opposed to at the time the Fund makes an investment.

44.	Please add a non-fundamental policy as to illiquid investments.

The Registrant’s policy as to illiquid investments is described in the section “Illiquid Securities” as part of the Investment Policies.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Emily Petkun Ast
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-5086
east@ofiglobal.com

Sincerely,

/s/ Emily Petkun Ast
Emily Petkun Ast
Vice President & Associate General Counsel
Tel.:212-232-5086

cc:	Ropes & Gray LLP
Andrew Murphy, Esq.
Taylor V. Edwards, Esq.

[1] See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) and Frequently Asked Questions about Rule 35d-1 at www.sec.gov/rules/final/ic-24828. htm#P93_24567 (hereinafter "Names Rule FAQ").

[2] See Names Rule FAQ Question 9.

[3] See, e.g., Wisdom Tree U.S. Dividend Fund and SPDR S&P International Dividend ETF.